UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2026 No.3

Commission File Number 0-24790

TOWER SEMICONDUCTOR LTD.

(Translation of registrant's name into English)

Ramat Gavriel Industrial Park

P.O. Box 619, Migdal Haemek, Israel 2310502

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒              Form 40-F ☐

On August 12, 2026, the Registrant to Participate in August and

September Investor Conferences

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOWER SEMICONDUCTOR LTD.

Date: August 12, 2026	By:	/s/ Nati Somekh
Name: Nati Somekh Title: Corporate Secretary

Tower Semiconductor to Participate in August and September Investor Conferences

MIGDAL HAEMEK, Israel, August 12, 2026 – Tower Semiconductor (NASDAQ/TASE: TSEM), a leading foundry of high-value analog semiconductor solutions, today announced that its company representatives will participate in the 2026 Jefferies Semiconductor, IT Hardware and Communications Technology Conference on Tuesday, August 25th and Wednesday, August 26th, and the Benchmark-StoneX 13th Annual Tech, Media and Telecom Conference on Thursday, September 10th.

The Jefferies Semiconductor, IT Hardware and Communications Technology Conference will take place at the Four Seasons Hotel in Chicago. The Benchmark-StoneX 13th Annual Tech, Media and Telecom Conference will take place at the New York Athletic Club in New York. There will be an opportunity for investors to meet one-on-one with company representatives. Interested investors should contact the conference organizers or email the investor relations team at towersemi@kcsa.com.

About Tower Semiconductor

Tower Semiconductor Ltd. (NASDAQ/TASE: TSEM), the leading foundry of high-value analog semiconductor solutions, provides technology, development, and process platforms for its customers in growing markets such as consumer, industrial, automotive, mobile, infrastructure, medical and aerospace and defense. Tower Semiconductor focuses on creating a positive and sustainable impact on the world through long-term partnerships and its advanced and innovative analog technology offering, comprised of a broad range of customizable process platforms such as SiPho, SiGe, BiCMOS, mixed-signal/CMOS, RF CMOS, CMOS image sensor, non-imaging sensors, displays, integrated power management (BCD and 700V), and MEMS. Tower Semiconductor also provides world-class design enablement for a quick and accurate design cycle as well as process transfer services including development, transfer, and optimization, to IDMs and fabless companies. To provide multi-fab sourcing and extended capacity for its customers, Tower Semiconductor currently owns one operating facility in Israel (200mm), two in the U.S. (200mm), and two in Japan (200mm and 300mm) which it owns through its 51% holdings in TPSCo and shares a 300mm facility in Agrate, Italy with STMicroelectronics. For more information, please visit: www.towersemi.com.

Contact Information:

Liat Avraham

Investor Relations

liatavra@towersemi.com | +972 4 650 6154

David Hanover

KCSA Strategic Communications

towersemi@kcsa.com | 212-682-6300